EXECUTED COPY

7/2/02

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR JULY 2, 2002

Banco Santander Central Hispano, S.A.
(Exact name of Registrant as specified in its charter)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

CRGH

BANCO SANTANDER CENTRAL HISPANO, S.A.

Table of Contents

MAJOR EVENTS

Statement

Following publication by news media of a judicial decree issued by Central Magistrates Court nº 3, which concludes investigatory proceedings 53/92 related to loan assignments, and states the case to the plaintiffs in order that they either request the opening of a trial, dismissal of the case or separate proceedings, the Bank

STATES

- The marketing of the loan assignments was undertaken within the strictest legality, as it has sustained during the more than 10 years that these investigatory proceedings have inexplicably been under way

- The State Attorney's Office, the State Tax Administration and the Public Prosecutor's Office have corroborated that the Bank's repeated requests since 1996 for the case to be dismissed have been correct, on the understanding that no crime exists.

- The judicial decree maintains that executives of Santander took part in alleged fiscal crimes involving 138 holders of loan assignments. None of the Bank executives has collaborated in committing any fiscal crime, carried out ultimately by persons of whom it had no knowledge.

  It is the case that of the 138 cases mentioned, the Public Prosecutor and the State Attorney have asked for more than 100 to be dismissed on the grounds that no crime whatsoever had been committed.

- The Bank, despite having collaborated fully during the investigatory phase, has been denied access to the individual cases pursued against various holders of loan assignments, at the express order of the Judge, which has clearly left it unable to defend itself.

- The Bank considers that this decree is clearly contrary to the spirit of the law and contradicts the most recent resolution decreed by the Penal Court on this same matter, which is seriously harms the Company's interests.

- For this reason, and as an initial step, once formal notification has been received, which had not occurred when this statement was drawn up, it will appeal this decree seeking its complete annulment.

Madrid, June 28, 2002

Investor Relations Department
Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581031/1365/2040/1370, Fax: 3491.5226670/5581453

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO SANTANDER CENTRAL HISPANO, S.A.

Date: July 2, 2002

By: ______________________________

Name: José Luis del Valle

Title: Executive Vice President